Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On April 2, 2026, the Currents Podcast published an interview with Richard Taylor, Co-Founder, Chief Executive Officer, and Chairman of the board of ONE Nuclear Energy LLC. A transcript of the interview is set forth below.

Host

Welcome to Currents and Norton Rose Fulbright podcast today. We’re recording with Richard Taylor, CEO of ONE Nuclear. ONE nuclear is a developer of natural gas and Small Modular nuclear reactors. One nuclear recently announced plans to go public and a SPAC deal. So thanks for taking time away from the capital markets to record with us today.

Richard Taylor

It’s great to be here.

Host

All right, so nuclear is a very interesting topic these days. Maybe first. I’m sure most of our listeners are familiar with nuclear, but not so familiar with ONE Nuclear. Maybe you can talk about how you got your start in nuclear and also why you are proceeding or going ahead with this SPAC deal to create publicly traded company, and what solutions you’re trying to bring to the market?

Richard Taylor

Well, we created ONE Nuclear four years ago to solve one of the most critical bottlenecks in the digital economy, and that’s the acute shortage of reliable baseload electricity that’s required by hyperscalers and data center operators in the US. So even four years ago, there were signs that the US was about to experience a structural shortfall in the grid’s ability to supply reliable always on base load electricity, and that was caused by a number of things, decades of under investment in base load power, the retirement of aging coal and gas plants and the rapid demand growth from data centers and the electrification of the US economy. And the amount of energy required is staggering. An additional 670 gigawatts capacity is required during the next 25 years by 2050 and that includes an additional 300 gigawatts coming from nuclear. And that’s over 20 times the energy consumed by New York City, and it’s around four times the current nuclear capacity. So the problem we’re solving is the shortage of reliable base load energy in the US, and nuclear energy will be the cheapest and cleanest technology to provide reliable base load energy in the long term, and it’s the single most important technology for enabling the US to compete in the AI race and in energy intensive industries. So our approach to nuclear development. It’s a little bit different. We’re not focused on inventing a new nuclear reactor technology, and we’re not a big utility focused on the grid. We’re an infrastructure platform, and we’re using a hybrid gas to nuclear strategy. So our key differences, first, we’ve got a long-term focus. We develop own and operate generating assets. So this enables us to generate real shareholder value over the long term, and we can build strong partnerships with local communities and business partners, and we can really align ourselves more closely with customers and the technology that can generate power and revenues for 60 years. So we don’t build and flip and this long term mindset is really important in the way we do business. So second, we’re a hybrid gas and nuclear company. Traditional nuclear developers ask customers to wait a decade for power. Our customers can’t wait for nuclear solutions. We’ve brought gas power into our business. We deploy high efficiency natural gas generation first, and we’re aiming to be online by 2028 so this meets our customers needs. It provides 24–hour power when they need it. It also creates a revenue bridge that funds and de risks the longer-term transition to nuclear, small modular reactors in the 2030s and it allows us to deliver gigawatt scale power today while we’re securing a decarbonized future.

So we’ve got a hybrid gas nuclear business, and thirdly, we’re a pure play energy producer. So we’re not a real estate company or a data center developer. We focus purely on energy. We’re also a multi technology company. We have technology diversity and in the nuclear small modular reactor sector, we’re working with multiple technology vendors. We have a long relationship with Rolls-Royce SMR. We’re also working with Westinghouse and GE Vernova in the generation three plus category, as well as x energy and Terra power in the fourth-generation space. And at the same time, because of our long-term relationship with Rolls Royce, we have fast access to natural gas power generators from Rolls Royce Solutions America. We also work with other generation companies, and that ensures we can meet customer demand and timing. So the fifth difference is that we have a multi site strategy for growth and also diversity, and we have a portfolio of great sites with the comprehensive screening and evaluation process, and we focus on development of the top five, and we focus on behind the meter delivery to avoid further strain on the grid and any delays in connecting. And the sixth point, we have great execution capability and strategic collaboration agreements with world class partners for every stage of our value chain. So to access the sites, we work with Cushman and Wakefield and others. For engineering, we have a technical services agreement with Black and Veatch and hybrid system specialists to make sure we can meet the rigorous requirements for system design, for site engineering and permitting, and also with Future Works for delivering program management with speed and scale. And we have a strategic collaboration agreement with a leading global energy trading company to handle commercialization of our electrons, including hedging, risk management and off take structuring, and that provides us with the sophistication of a major trading desk from day one. So for our nuclear operations, we’re partnering with Quadrant Nuclear Industries to build on the US Navy’s culture of nuclear operations, so we deliver reliable base load behind the meter gas and nuclear energy for the US economy.

Host

So that was a lot. So let me, let me pick a little bit of a part. So one, I don’t think there’s very many people in the audience who would deny or try to refute your claim that we need base load power, and I think most, including me, fans of nuclear, if we can get it to work. So why has nuclear not been successful in the last 10 to 15, years in the US, or even longer, actually, and why are the climate for nuclear change now that you think that over the next 5 to 10, years, there’s going to be this resurgence, people call this nuclear renaissance in the US

Richard Taylor

Yeah. I mean, we designed ONE Nuclear to solve some of the problems that you’ve talked about legacy nuclear and particularly the cash valley of death, as it’s called, The extended period of capital expenditure with zero revenues. And that’s historically been very difficult for nuclear developers, and the traditional model can fail because it has a binary outcome. Now investors must have to fund billions of dollars in engineering and licensing before seeing a single dollar of return, and that makes traditional nuclear really difficult to finance with little mitigation of the risks and project delays and overspends. So our model flips the equation, and by bringing natural gas assets online early, we generate substantial early free cash flows, and that allows us to self fund not only the corporate operations, the business development, but the nuclear licensing processes, and it ensures the company remains solvent, even if regulatory approvals were to take longer than expected. So we de risk the investment by turning a long development timeline into a cash flowing infrastructure business. The other difference with traditional plants is that we use the latest SMR small modular reactor technologies, and compared with the old fleet of nuclear plants, SMRs have a more standardized design. They have passive safety systems, longer life factory fabrication, quality control and modular installation. So that aims to solve the problems of traditional the traditional projects, and reduces the risk and makes them more investable.

Host

Is the plan to have the SMRs co located with natural gas plants, or is the natural gas business generating business separate from the nuclear facility?

Richard Taylor

They can be co located. We look at our sites with a number of different criteria. The sites have to be large enough to support the gas plants, the nuclear plants and a hyperscaler in the data center. So we look at sites that are around 1000 acres to make sure there is enough water for cooling available, that it’s close to fiber connections, to grid connections. And it’s increasingly important that it’s reasonably close to an urban population, because people have to work there. So we look at sites that are probably no more than an hour away from a city. So all of those come into play when we’re deciding which sites to look. To look at. Also, you know, can we have the site available for the 60 to 80 years that it will take different technologies require different areas. The some of the sites that are being developed with solar power require enormous areas. Nuclear and our gas proposal, there’s quite a small footprint. So we can be reasonably efficient at where we locate. Heat, and ideally, we’d have the gas plant and the nuclear plant pretty close to the data center. We’re looking to have the gas plant and the nuclear plant behind the meter. So that means the connections have to be direct to the data center, but it can be a distance away, a corridor away doesn’t have to be contiguous land. There is a latency issue with the further away that the gas plant is from the data center, the more it has to be designed to meet the conditions and deliver the electricity that the characteristics that the data center needs.

Host

How do you secure your gas turbines in today’s market, given how tough here it is to find turbines over the next four or five years?

Richard Taylor

Yeah. I mean, we, we’ve looked at, we looked at all different technologies, and in selecting gas the most used technology are gas turbines. And as you say now, there is probably a five or six year waiting list to get into the manufacturing queue for original equipment manufactured turbines. We’re focusing particularly on reciprocating engine Gen sets. They are more available, and we really came to that view with our relationship with Rolls Royce SMR because that relationship pushed us to the Rolls Royce SA who run the MTU brand of reciprocating engines, and we have access to their production queue. They can deliver Gen sets much more quickly than turbines, and there are big advantages to having the Gen sets as well. These are small. They’re 2.5 to 2.8 megawatts, so we need a lot of them, and we’re designing housing for groups of 50 megawatts of the small turbine, the small Gen sets, but they but because they’re individual units, the availability is much easier to manage. So in the in the n plus one profile of reliability, we can deliver that in a much easier way than having very large turbines.

Host

And how do you deal with the NIMBY nimbyism problem? I would think, you know, nuclear is not a great, you know, not the greatest thing to show up to the school gym and say, hey, I want to get the local community support to build a 350, megawatt nuclear plant next to everybody’s home. How have you dealt with that so far?

Richard Taylor

Well, it has surprised us when we’ve been to different states. It surprised us how receptive people have been to a an energy facility coming to their area, and there is much less nimbyism than we expected. We’ve been pleasantly surprised by the reception we’ve had in different states. Many states have done surveys, and they’ve been talking to local communities about bringing energy and jobs and improving the economy in that location, and there are many areas that have a prioritized list of communities that will welcome nuclear power. So that’s one issue. The states are all competing for nuclear power to come to their states. So from a political point of view, we’re very, very welcome in almost every state that we go to in terms of the trust to do with our business. I mean, it’s a fundamental question for the industry, and it’s linked with the developing credibility and trust with investors as well. Our approach has been building credibility and trust and anchoring that in transforming nuclear development from being a science project into a pragmatic, predictable, cash flow focused infrastructure platform. We address the historical perceptions through financial de risking, through execution, operating excellence, through communication programs in the community, and a strict long term alignment between the company and the community we operate in. On our on our advisory board, we have Professor Rob Hayes, who is also known as Professor TikTok, in that he has a very large following, following his channel about nuclear energy, and he debunks various ideas about nuclear energy. People can write in and ask questions, and he produces a 32nd 45 second video that answers in very straightforward terms, what the facts are, and he’ll be helping us put our communication programs together, because we do understand that not everybody is in the same. Place, and we want to get our communities comfortable with working with us for a long, long period. As I say, these projects are going to be around for 60 to 80 years.

Host

How does the cost per megawatt hour nuclear compare to gas or solar? Obviously, it’s great, it’s base load, and all the other benefits that you can tout, and you have been touting about nuclear, but we haven’t really talked about if it’s cost competitive.

Richard Taylor

Yeah, that’s an interesting question. And we look mainly at the levelized cost of electricity, and we look at turbines compared to Gen set to the reciprocating engine. Gen sets and the reciprocating engines are cheaper than turbines. They have a slightly bigger operating cost, but at the end of the day, the levelized cost of electricity is very similar. And similarly with nuclear, the cost profile is very different. The levelized cost of electricity can be within the range of turbine power. So we’re very excited that although the capital costs are very different, the operating costs are different, and when it comes to being able to deliver energy, the costs can be very competitive.

Host

And one of the problems we’ve seen with the few nuclear plants that have been attempted over the last 15 years or so is cost overruns and delays. How do you manage that, and who’s going to be bearing that risk in your plans?

Richard Taylor

In terms of concrete steps to mitigate cost overruns and schedule delays. Now we use all the lessons learned from the legacy failures, and we systematically reduce the risk at each stage, gate decision point. So our approach is that we have three levels for risk management, of risk transfer, of risk sharing and mitigation. So this is based on best practice from continuing analysis of failure studies of live development of concepts with the DOE and the loans Program Office of experienced risk management specialists and industry stakeholders. So the risk transfer means putting the right risks with the right party. Risk sharing that’s to align incentives, to widen the capital base. And risk mitigation, we systematically reduce risk at each stage gate. So I can give you some examples of how we mitigate these risks, mainly in contract strategy and design approach. So in site screening, we spend a long time evaluating and screening sites, and prefer retired coal sites and existing industrial zones that enables us to reuse existing transmission systems, water infrastructure, and that reduces upfront capital costs. We like de risked designs based on more proven technology are based on factory built modules that improves cost quality, cost predictability and quality control. And we allocate development spend per site, pre fid to complete front end engineering studies and de risk projects before any major capital is deployed. And we’ll use hybrid EPC contracts. And the EPC contracts are particularly important because a fundamental flaw in a fixed price EPC model is the illusion of risk transfer. So a project’s inherent risks can’t be eliminated. They can only be allocated and for a first of a kind project. If we try to transfer all construction risk to a contractor, it creates an unmanageable liability for that contractor. So when the liability exceeds the capacity the contractor’s capacity to pay, the only viable option is bankruptcy and problems that put the burden back on the owner. So we’re intending to use hybrid target cost, Fiat risk, contract models and open book accounting and owner audit rights to catch issues early. And we want to ensure risk sharing with incentives and without deterring contractors. And that’s one of the key lessons from the major recent failures, and the other lessons are to avoid incomplete designs, to have mature supply chains, to avoid poor change management and structured take or pay agreements, take or pay power purchase agreements that share cost overruns and delay exposure. So we’re building all of these lessons into our business, and it improves the bankability of the projects.

Host

Let’s talk about the bankability. How do you plan to finance these projects, and do you need doe loan guarantees or direct loans to be able to make these deals work, given their size and the long useful lives?

Richard Taylor

Yes, bankability, it’s a function of predictable revenues and costs, risk allocation and risk mitigation. And as you, as you said, these projects are very large and require multi billion dollar investments. So we will be using a mixture of debt and equity financing. Yes, we will. We’ll be working with the government debt de risking through the DOE loan guarantee program and the Federal financing bank and export credit agencies, and really the very positive support that the administration is giving to the regulatory environment that also helps the bankability - and tax incentives are in there as well. Today, SMR projects benefit from an investment tax credit, and they’re the best protection against cost overruns, because they’re based on the full cost of the project, and they’re transferable. So bankability is improved by the technology, and that helps in terms of risk and also the strongest demand in growth for decades, driven by the hyperscalers. It also changes the bankability equation. So our model is a dedicated project delivery platform, and we’re trying to change the traditional capital at risk into quantifiable components that are suitable for institutional investment. And the more we can define those, the more bankable each element is, all right.

Host

So let’s conclude then, on the equity side, I opened up saying, You guys are planning a SPAC. Maybe you can give us an update in terms of your plans to raise equity and go public, and just kind of your thinking in terms of why going that approach, as opposed to either trying to raise money through strategic investors or large PE funds. What’s the benefit to you and why choose going public?

Richard Taylor

We’re very close to our public listing through a merger with Hennessy seven, and we’re not just another pre revenue startup. You know, we’ve been working and building the business for four years, and we’re an execution focused energy platform, and we chose the de SPAC trajectory because it provided the most certain and efficient route to the capital markets, and it allows us to hit the ground running. So we’re, you know, we’re solving the immediate energy crisis for data centers, for hyperscalers, for industrial operators, by delivering the early gas as soon as 2028 creates the cash flow and infrastructure necessary to support our first SMR operations in 2034 and we’re backed by strategic partners. We’re not just building reactors, we’re building a diversified future proof energy portfolio that supports the US as a global leader in energy security and AI innovation. So the nuclear story is just beginning. We’re going through the public listing so that we’re we have the best access to the capital markets, and we have the partners, and we have the roadmap to lead the story for decades to come.

Host

All right. Well, good luck with the listing, and we know we need the power, so good luck after you’re listed with building 1000s of megawatts. Thanks very much. Todd.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding our expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, expectations of the management team of ONE Nuclear Energy LLC (“ONE Nuclear”) concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on the current beliefs and assumptions of ONE Nuclear and Hennessy Capital Investment Corp. VII (“HVII”). ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination Agreement or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 to be filed by HVII in connection with the proposed business combination. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce Solutions America, Inc. (“Rolls-Royce SA”). These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and latest available information and estimates as of the date of this communication. In each case, no definitive agreements with such counterparties have been executed as of the date of this communication and there can be no assurance that definitive agreements with such business partners will be executed. In addition, unless and until a definitive agreement is entered into with site developers, ONE Nuclear has no rights to any sites in the US. ONE Nuclear continuously explores locations and arrangements for the deployment of ONE Nuclear’s business plan, though no assurances can be made such efforts will be successful.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII has filed with the SEC, on December 23, 2025, a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.